Exhibit 1

FUTUREMEDIA RECEIVES NASDAQ NOTICE AS ANTICIPATED

BRIGHTON, England - July 20, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European learning communications provider, today announced the Company, as anticipated, received a letter from the Nasdaq Stock Market indicating that the Company is not in compliance with Marketplace Rule 4320(e)(2)(E)(i) (the "Rule") which requires a minimum bid price of $1 per American Depositary Share. In accordance with the Rule, Futuremedia will be provided 180 calendar days, or until January 16, 2007, to regain compliance.

As discussed in Futuremedia’s conference call on June 29, the Company expected to receive this automatic notice. During the call the Company noted that as a result of its recent business restructuring and expected improvement in operating results, its Board of Directors has decided to monitor its share price before determining any action in response to this notice. If the Company's minimum bid price does not exceed $1 and if the Company is required to take action, Futuremedia has been advised it will be able to achieve compliance with the Nasdaq requirements by adjusting appropriately the ratio of ordinary shares to ADSs so that the bid price of ADSs traded will exceed $1.

Repeating the statement made at the conference call on June 29, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, “The Company wants to assure investors that should the share price not respond to expected improved operating performance in a manner to satisfy the $1 requirement within the prescribed time period, Futuremedia expects to take the necessary actions with regard to the ADS/ordinary share ratio to ensure continued listing on the Nasdaq Capital Market.”

To regain compliance, the closing bid price of the Company's ADSs must remain at $1 per share or more for a minimum of 10 consecutive trading days. If this occurs, the Nasdaq will provide written notification that Futuremedia has regained compliance with the Rule.

If the Company does not regain compliance with the Bid Price Rule by January 16, 2007, Nasdaq will determine whether the Company meets The Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(e), except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide the Company with written notification that its common stock will be delisted. At that time, the Company may appeal Nasdaq's determination to delist its common stock to the Listings Qualifications Panel.

About Futuremedia:

The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc Limited and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company’s ADSs on Nasdaq; the expected benefits of acquisitions and other strategic transactions (including the EBC and Button acquisitions); and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Company may not able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); risks associated with acquisitions such as the EBC and Button acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks relating to the Company's ability to operate profitably in the future; risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning and managed benefits markets; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com